SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549

                                        SCHEDULE 13G/A

                         Under the Securities Exchange Act of 1934
                                      (Amendment No. 1)*

                              PEGASUS COMMUNICATIONS CORPORATION
                                      (Name of Issuer)

                                    Class A Common Stock
                               (Title of Class of Securities)

                                         705904605
                                       (CUSIP Number)

                                       September 2, 2003
                  (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend its schedule 13G statement dated August 15, 2003 (the "Schedule 13G") relating to the shares of common stock of Pegasus Communications Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).    Names of Persons Filing.

    Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership (the "Reporting Person"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management ("Managers"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 5.  Ownership of Five Percent or Less of a Class.

     Item 5 is hereby amended and restated in its entirety as follows:

     The Reporting Person has ceased to be the beneficial owner of five percent or more of the Class A Common Stock of the Issuer.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:    September 3, 2003

                                                  HBK INVESTMENTS L.P.


                                                  By:  /s/ Laurence H. Lebowitz
                                                       Laurence H. Lebowitz
                                                       Authorized Signatory (1)

(1) An Authorization Certificate authorizing Laurence H. Lebowitz to act on behalf of HBK Investments L.P. was previously filed.